Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT ON TRANSACTION BETWEEN RELATED PARTIES

Itaú Unibanco Holding S.A. (“Company” or “Itaú Unibanco Holding”), in compliance with the provision in Article 30, item XXXIII of CVM Instruction No. 480, of December 9, 2009, as amended (“CVM Instruction No. 480”), announces to its stockholders and the market in general the following transaction between related parties:

Parties	Itaú Unibanco S.A. (“Itaú Unibanco”) and OKI Brasil Indústria e Comércio de Produtos e Tecnologia em Automação S.A. (“OKI Brasil”).
Relationship with the Company	Itaú Unibanco is a wholly-owned subsidiary of Itaú Unibanco Holding. OKI Brasil, meanwhile, is the company in which Itaúsa - Investimentos Itaú S.A. (“Itaúsa”), a holding company that is part of the Company’s controlling group, holds an indirect interest of approximately 11%. OKI Brasil is an indirect affiliate of Itaúsa.
Subject matter and main terms and conditions

According to the Announcement on the Transaction between Related Parties disclosed to the market on January 20, 2017, in the bidding process for re-contracting services relating to the maintenance of automatic teller machines and banking automation equipment of Itaú Unibanco’s branch network 60% of the batches for the provision of these services at Itaú Unibanco’s equipment pool were bought by companies that are not considered parties related to the Company. The maintenance services for part of these batches were previously provided by OKI Brasil.

For the success of the transfer of the maintenance services from OKI Brasil to the new service providers, taking into consideration that the equipment pool covers the entire Brazilian territory, a process of migration of the batches mentioned above was prepared and consists of three large migratory waves. Each wave covers specific regions that take into consideration the distance and availability of specialized technicians, among other factors.

In order to ensure the safe transition of the services provided, Itaú Unibanco and OKI Brasil agreed that the latter will continue to provide maintenance services to the equipment that has not yet been included in the migration wave and support to the equipment that is in the phase of migration until the transition of the services to the new providers is completed. To this end, contracts have been entered with OKI Brasil regarding the services related to the maintenance of automatic teller machines and banking automation equipment of the branch network.

The agreements signed will be effective until May 31, 2017, date when the migration process is expected to be completed. The estimated amount of the contracts is approximately R$ 26 million.

Date of the Contracts	April 12, 2017
Detailed justification of the reasons why the Company’s management considers that the transaction was conducted under commutative conditions or provides for proper compensation

The contracts were executed as part of the process for re-contracting the services related to the maintenance of automatic teller machines and banking automation equipment that started in 2016 which was disclosed by means of Announcements on Transaction between Related Parties on December 29, 2016 and January 20, 2017. Accordingly, we understand that they are in line with the Company’s interests since they are aimed at completing the process of migration of Itaú Unibanco’s equipment pool in a safe and gradual manner.

The contracting was carried out under commutative conditions and followed the procedures of Itaú Unibanco’s procurement department. Additionally, as previously mentioned, it is inserted in a broad and calculated project for the migration of the equipment pool. The phasing of the migration process is aimed at safeguarding Itaú Unibanco’s clients from the possibility of interruption of the services of the automatic teller machines and, also, of the services of the branches whose operations depend on the banking automation equipment.

Finally, we note that the contracting followed the rules provided in the Company’s Policy for Transactions with Related Parties, including the approval of the Related Parties Committee, which is entirely composed of members that are independent from the Company.

Any participation of the counterparty, its partners or managers in the Company’s decision making process with respect to the transaction or negotiation of the transaction as representatives of the Company, describing this participation	Not applicable.

São Paulo (SP), April 25, 2017.

MARCELO KOPEL

Investor Relations Officer